February 13, 2008


VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: John Cash

               RE:    FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
                      FILE #0-51043

Dear Mr. Cash:

        We are in receipt of your comment letter dated January 31, 2008 to International Wire Group, Inc. (the "Company") in connection with Form 10-K for the fiscal year ended December 31, 2006. For your convenience, the Company has reproduced the comments contained in the staff's letter of January 31, 2008 in italicized text before its response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
-------------------------------------------------

Annual Bonus Award, page 15
---------------------------

1. Please tell us, with a view toward future disclosure, how the target levels (as a percentage of base salary) and the threshold, target, and maximum bonus opportunities were determined for the executive officers.

RESPONSE: At the beginning of the year, the Company's chief executive officer recommends a target level (as a percentage of base salary) for each named executive officer (other than himself). The Compensation Committee reviews these recommendations and also establishes the target level for the Company's chief executive officer. The Compensation Committee's ability to determine target levels is partially limited by the employment agreements with Mr. Kent and Mr. Holler, as these employment agreements require that Mr. Kent and Mr. Holler be eligible for an annual bonus of up to 65% and 50%, respectively, of base salary. The target level (as a percentage of base salary) is set based on the named executive officer's importance and the impact of his position within the organization. To that end, Mr. Kent, the Company's chief executive officer, is the individual with the greatest overall responsibility for Company performance and was consequently assigned the highest target level of 75% of base salary. Mr. Holler, the Company's chief financial officer, has the second greatest overall responsibility for Company performance and was consequently assigned the second highest target level of 55% of base salary. The remaining named executive officers were assigned a target level of 50% of base salary. The Compensation Committee relies on the general experience and knowledge of the members of the

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Securities and Exchange Commission
February 13, 2008
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Compensation Committee to establish the target levels. The target levels are reviewed by the full Board of Directors.

The annual incentive plan compensation under the Key Management Incentive Plan is computed for all the named executive officers other than Mr. Dew, subject to discretionary adjustments by the chief executive officer (except with respect to himself), the Compensation Committee and the Board of Directors, as follows:
First, the percentage of EBITDA achieved for the Company is computed by dividing the actual EBITDA for the Company by the target EBITDA, and then multiplying the result by 100. Second, the percentage of the target level is determined by referring to the bonus chart which lists percentage of EBITDA achieved with the corresponding incentive plan compensation as a percentage of the target level. The bonus chart begins with 80% of EBITDA achieved (which corresponds to a payment of 0% of the target level), with the next entry being 81% of EBITDA achieved (which corresponds to a payment of 5% of the target level), and then continuing in increments of one percent of EBITDA until it terminates with 120% of EBITDA achieved (which corresponds to a payment of 150% of the target level). Finally, the annual incentive plan compensation is computed by multiplying the percentage of the target level by the named executive officer's target payment (which is computed by multiplying the base salary by the target level (as a percentage of base salary)). For example, for 2006, the Company achieved 116% of the target EBITDA. On the bonus lookup chart, this amount corresponds to 140% of the target level. Consequently, for Mr. Kent, his annual incentive compensation was $420,000, or $300,000 (his base salary of $400,000 multiplied by his target level of 75%) multiplied by 140%. For Mr. Dew, the annual incentive plan compensation under the Key Management Incentive Plan is computed in the same manner except that since Mr. Dew is only responsible for the High Performance Conductors segment ("HPC"), Mr. Dew's payout is tied to the EBITDA of HPC instead of the EBITDA of the Company. However, because an EBITDA target for HPC for 2006 was not established for Mr. Dew, Mr. Kent recommended that the Compensation Committee award Mr. Dew an annual incentive plan compensation of 100% of his target, which the Compensation Committee and Board approved.

The target possible payout for each named executive officer was computed by multiplying the target level (as a percentage of base salary) by the named executive officer's base salary. The base salary used was the actual base salary paid to the named executive officer during calendar year 2006, except that in case of Mr. DeKay and Mr. Makarushka, the annualized salary at the end of 2006 was used. In the future, it is anticipated that the actual base salary pay for the applicable fiscal year will be used for each named executive officer. The targets disclosed in the proxy for Mr. DeKay, Mr. Makarushka and Mr. Dew should have been $110,370 (which is computed by multiplying his base salary at the end of 2006 of $220,740 by his target level of 50%), $70,330 (which is computed by multiplying his base salary at the end of 2006 of $140,660 by his target level of 50%) and $68,085 (which is computed by multiplying his base salary for 2006, which only reflects 9 months of service, of $136,170 by his target level of 50%), respectively. The Company will correctly compute the target amount in future filings.

The threshold possible payout listed in the proxy for each named executive officer was computed by multiplying the named executive officer's base salary by 10%. However, this formula was incorrect. The threshold amount for each named executive officer should have been computed by multiplying the named executive

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Securities and Exchange Commission
February 13, 2008
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officer's target possible payout discussed above by 5%. The 5% level represents the lowest payout possible (based on attainment of 81% of EBITDA target) according to the bonus chart for which a payment would be made. The correct thresholds for Mr. Kent, Mr. Holler, Mr. DeKay, Mr. Makarushka and Mr. Dew should have been $15,000, $8,008, $5,519, $3,517 and $3,404, respectively. The
Company will correctly compute the threshold amount in future filings.

The maximum possible payout listed in the proxy for each named executive officer was computed by multiplying the named executive officer's base salary by 120%. However, this formula was incorrect. The maximum amount for each named executive officer should have been computed by multiplying the target possible payout discussed above by 150%. The 150% level represents the maximum amount on the Company's bonus chart. The correct maximum amount for Mr. Kent, Mr. Holler, Mr. DeKay, Mr. Makarushka and Mr. Dew should have been $450,000, $240,240, $165,555, $105,495 and $102,128, respectively. The Company will correctly compute the maximum amount in future filings.

In future proxy statements, the Company will correct and clarify its disclosure.

2. Please tell us, with a view toward future disclosure, the target EBITDA levels for each of the annual bonus award plans. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE: For fiscal year 2006, the target EBITDA for the Key Management Incentive Plan, after adjusting for an acquisition and disposition, was $41,874,000. The actual EBITDA for the Company for 2006 was $48,706,000, which means that the Company achieved 116% of the target EBITDA.

The other two bonus/non-equity incentive plans - the Bare Wire Cash Profit Sharing Plan and the High Performance Conductors Cash Profit Sharing Plan - provide cash bonuses to all employees of the bare wire and high performance conductors division and do not have an EBITDA target. Instead, a total aggregate amount is generally determined based on a percentage of EBITDA for the applicable division, and the total aggregate amount is allocated to individual participants based on a participant's length of service.

In future proxy statements, the Company will disclose the target EBITDA.

3. Please tell us, with a view toward future disclosure, the formula used to calculate each of your annual bonus awards.

RESPONSE: The formula for the Key Management Incentive Plan is set forth in the response to Comment #1 above.


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Securities and Exchange Commission
February 13, 2008
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The Bare Wire Cash Profit Sharing Plan and High Performance Conductors Cash
Profit Sharing Plan apply to all of the Company's employees in those divisions and are designed to encourage retention and attendance. Each participant's bonus, if bonuses are paid under the plans for a particular year, equals the number of points accrued by the participant times the quotient of the profit sharing pool divided by the total number of points accrued by all the participants. Generally, each participant earns one point for each whole month of employment within the applicable division. However, a participant will not earn a point for a given month of employment with the applicable division if such participant is absent from work (as further specified in the policy maintained at each plant).

In future proxy statements, the Company will clarify its disclosure.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007
-------------------------------------------------

Business Organization and Basis of Presentation - Immaterial Restatement, page 4
--------------------------------------------------------------------------------

4. We note your response to prior comment 6. It remains unclear to us how you have determined that the adjustment relates to the initial adoption of FIN 48 rather than a change in judgment as described in paragraphs 13 and 14, which would be required to be recognized in the subsequent period's results. Please advise.

RESPONSE: In reaching its conclusion, the Company considered the guidance of paragraph 12 of FIN 48. Paragraph 12 states that:


         SUBSEQUENT CHANGES IN JUDGMENT THAT LEAD TO CHANGES IN RECOGNITION, DERECOGNITION, AND MEASUREMENT SHOULD RESULT FROM THE EVALUATION OF NEW INFORMATION AND NOT FROM A NEW EVALUATION OR NEW INTERPRETATION BY MANAGEMENT OF INFORMATION THAT WAS AVAILABLE IN A PREVIOUS FINANCIAL REPORTING PERIOD.

The underlying transaction that gave rise to the uncertain tax position occurred prior to January 1, 2007 and there were no changes to the transaction subsequent to January 1, 2007. Additionally, the sections of the Internal Revenue Code (the "Code") applicable to the underlying transaction were in place prior to January 1, 2007 and there were no changes to the Code subsequent to January 1, 2007. As previously indicated, the Company made an error in its assessment of this uncertain tax position at January 1, 2007 based on an incorrect interpretation of the Code. Had the Company made a correct interpretation of the Code as of the initial adoption of FIN 48, the Company would have recorded a liability for this uncertain tax position at that time.

Since the Company's conclusion in the third quarter of 2007 did not result from the evaluation of new information as discussed in paragraph 12, but rather a new evaluation of information that existed as of the date of adoption of FIN 48, the Company concluded that the additional guidance of paragraphs 13 and 14 of FIN 48 did not apply.




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Securities and Exchange Commission
February 13, 2008
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The Company also considered the definition of an error included in paragraph 2h of Statement of Financial Accounting Standards ("SFAS") No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No.3, which states in part:

         ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS--AN ERROR IN RECOGNITION, MEASUREMENT, PRESENTATION, OR DISCLOSURE IN FINANCIAL STATEMENTS RESULTING FROM MATHEMATICAL MISTAKES, MISTAKES IN THE APPLICATION OF GAAP, OR OVERSIGHT OR MISUSE OF FACTS THAT EXISTED AT THE TIME THE FINANCIAL STATEMENTS WERE PREPARED.

As there was no change in any of the facts that should have been considered by the Company in applying the Code or the Code itself subsequent to the date of adoption of FIN 48 on January 1, 2007, the Company concluded that this adjustment was an error relating to the Company's initial adoption of FIN 48.

        Should any member of the Staff have any questions regarding the filing, please feel free to contact the undersigned at (314) 416-8705.

                                          Very truly yours,


                                          /s/  Glenn J. Holler

                                          Glenn J. Holler
                                          Senior Vice President, Chief Financial
                                          Officer and Secretary